

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2009

Mr. Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-Cho, Toyota City
Alchi Prefecture 471-8571
Japan

      Re: **Toyota Motor Corporation**
               Form 20-F for the fiscal year ended March 31, 2009
               File No. 001-14948

Dear Mr. Cho:

      We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

FORM 20-F for the Fiscal Year Ended March 31, 2009

<u>Item 5: Operating and Financial Review and Prospects, page 47</u>
<u>Operating Results</u>

1. We believe your discussion of operating results should be expanded in future filings to be more detailed. For example, you describe the significant decline in operations as resulting from the decrease in vehicle unit sales in the export markets and the changes in sales mix compared to fiscal 2008; however, you do not provide a discussion analyzing the reasons for these factors. In addition, your disclosure related to financial services operations does not quantify factors to which variances are attributed nor provide insight into key metrics which would allow readers to understand changes in this business during the periods presented.

Therefore, we believe you should provide a more robust discussion and analysis of your results of operations by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using additional separate tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on <u>analysis</u> of the underlying business reasons for the individual factors in the tables above (answering the questions of how, where, and why);
- ensuring that all material factors are quantified and analyzed;
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate;
- providing tabular disclosure of sales by product and finance category; and
- including in tabular form key metrics that would provide greater insight into your results, such as unit sales, average sales prices, ending and/or average finance balances by subcategory, ending and/or average yield rates by category, loans or finance products outstanding, default rates, or other metrics that you believe would be useful to investors.

Please provide us with a copy of your intended revised disclosure.

2. Please revise to segregate disclosures of results of operations by segment.

3. Please revise to include a table or tables detailing revenues both by geography and by segment (autos, finance, etc.) and sub-category (auto and finance sub-categories, such as auto brands, parts, retail lending, wholesale lending, and other sub-categories, as appropriate) for each period discussed. Please include columns for dollar and percentage changes, and common size percentages to the extent you believe useful. We believe such a table or tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures. Please provide us with a copy of your intended revised disclosure.

4. We believe disclosure of costs should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of products sold and cost of financing operations, SG&A, interest, and other costs. As noted above, tables will help in this regard. Please provide us with a copy of your intended revised disclosure.

<u>Outlook, page 64</u>

5. We note that management expects net revenues for fiscal 2010 to continue to

decrease and expects the operating loss to increase in fiscal 2010 as compared to fiscal 2009, and that in fact you have continued to suffer operating losses in the first quarter of fiscal 2010 with sales decreasing approximately 40% and equity in earnings decreasing significantly. Please significantly increase this discussion to specifically describe management's plan to combat such decreases, including the plan for cost reduction efforts and planned decreases in fixed costs and expenses. Include in your discussion management's assessment of the impact such a continued decline will have on future operations.

Consolidated Statements of Income, page F-5

6. Based on your disclosure on page 53, it appears that provisions for credit losses for your financial services operations are recorded as a component of selling, general, and administrative expenses in your statements of income. Given that the primary costs of your financial services operation appear to be the cost of funds, the cost of loan losses, and the costs of residual value losses and given that the cost of loan losses are not merely incidentally incurred as a result of your automotive operations, it appears that these costs would be more appropriately classified as costs of financing operations in your statements of income. Please revise in future filings or advise, as appropriate.

Note 2: Summary of Significant Accounting Policies

7. To the extent material, please revise to state the method and period over which loan origination costs are amortized to interest income.

Allowance for credit losses, page F-12

8. Please revise to provide a description of the methodology used to estimate your allowance for credit losses, including an identification of the factors that influence management's judgment about frequency of occurrence and loss severity. To the extent your allowance includes both specific allowances for troubled accounts and a general reserve on the remaining portfolio, please address each separately. Please also revise to disclose your policy for placing loans and receivables on nonaccrual status, recording payments received on nonaccrual loans and receivables, and resuming accrual of interest. In addition, revise to disclose your policy for determining past due or delinquency status. Refer to paragraph 13 of SOP 01-6. Please provide us with a copy of your intended revised disclosure.

Note 7. Finance Receivables, page F-19

9. We note your disclosure of the major categories of finance and other receivables. Please revise to include a description of each of these categories. Please also provide separate disclosure of repossessed assets, including a roll forward of activity related to repossessed assets, losses recognized at the time of repossession

and at the time of sale. In addition, please revise to disclose your recorded investment in loans on nonaccrual status and the recorded investment in loans past due 90 days or more and still accruing. Please provide us with a copy of your intended revised disclosure.

10. Please disclose allowances for losses by major receivable category.

11. Please revise to disclose the total recorded investment in impaired loans at the end of each reporting period, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance, and the amount of that recorded investment for which there is no related allowance. Please also disclose the average recorded investment in the impaired loans during each period. Refer to paragraph 20 of SFAS 114.

12. Please consider disclosing qualitative data related to your finance receivables that would better allow investors to understand the types and characteristics of assets in your portfolio.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief